UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Agios Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00847X104

(CUSIP Number)

Mark J. Alles

Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00847X104

1	Name of reporting person: CELGENE SWITZERLAND LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 624,575
	9	Sole dispositive power -0-
	10	Shared dispositive power 624,575
11	Aggregate amount beneficially owned by each reporting person 624,575
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 1.1%(1)
14	Type of reporting person* OO

(1)	The percentage ownership is based upon 55,707,542 shares of Common Stock outstanding as of January 23, 2018, which includes (a) 48,617,989 shares of Common Stock outstanding as of September 30, 2017, as reported by Agios in its prospectus filed with the Securities and Exchange Commission on January 18, 2018, and (b) 7,089,553 shares of Common Stock issued by Agios in the Offering.

SCHEDULE 13D

CUSIP No. 00847X104

1	Name of reporting person: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY) CELGENE EUROPEAN INVESTMENT COMPANY LLC 90-0587060
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,010,926
	9	Sole dispositive power -0-
	10	Shared dispositive power 4,010,926
11	Aggregate amount beneficially owned by each reporting person 4,010,926
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 7.2%(1)
14	Type of reporting person* OO (limited liability company)

(1)	The percentage ownership is based upon 55,707,542 shares of Common Stock outstanding as of January 23, 2018, which includes (a) 48,617,989 shares of Common Stock outstanding as of September 30, 2017, as reported by Agios in its prospectus filed with the Securities and Exchange Commission on January 18, 2018, and (b) 7,089,553 shares of Common Stock issued by Agios in the Offering.

SCHEDULE 13D

CUSIP No. 00847X104

1	Name of reporting person: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY) CELGENE ALPINE INVESTMENT CO., LLC 45-4054818
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 708,333
	9	Sole dispositive power -0-
	10	Shared dispositive power 708,333
11	Aggregate amount beneficially owned by each reporting person 708,333
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 1.3%(1)
14	Type of reporting person* OO (limited liability company)

(1)	The percentage ownership is based upon 55,707,542 shares of Common Stock outstanding as of January 23, 2018, which includes (a) 48,617,989 shares of Common Stock outstanding as of September 30, 2017, as reported by Agios in its prospectus filed with the Securities and Exchange Commission on January 18, 2018, and (b) 7,089,553 shares of Common Stock issued by Agios in the Offering.

SCHEDULE 13D

CUSIP No. 00847X104

1	Name of reporting person: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY) CELGENE CORPORATION 22-2711928
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,374,599
	8	Shared voting power 5,343,834
	9	Sole dispositive power 1,374,599
	10	Shared dispositive power 5,343,834
11	Aggregate amount beneficially owned by each reporting person 6,718,433
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 12.1%(1)
14	Type of reporting person* CO

(1)	The percentage ownership is based upon 55,707,542 shares of Common Stock outstanding as of January 23, 2018, which includes (a) 48,617,989 shares of Common Stock outstanding as of September 30, 2017, as reported by Agios in its prospectus filed with the Securities and Exchange Commission on January 18, 2018, and (b) 7,089,553 shares of Common Stock issued by Agios in the Offering.

This Amendment No. 4 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2013 by Celgene European Investment Company LLC, Celgene Alpine Investment Co., LLC (“Celgene Alpine”) and Celgene Corporation (“Celgene”), as amended by Amendment No. 1 thereto filed with the Commission on April 30, 2014, as amended by Amendment No. 2 thereto filed with the Commission on December 17, 2014, and as amended by Amendment No. 3 thereto filed with the Commission on April 24, 2017, with respect to common stock, par value $0.0001 per share (“Common Stock”), of Agios Pharmaceuticals, Inc., a Delaware corporation (“Agios”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the Schedule A hereto. During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On January 23, 2018, Agios completed its underwritten public offering (the “Offering”) of 7,089,553 shares of Common Stock at a public offering price of $67.00 per share, and Celgene purchased (the “Purchase”) 851,154 shares of Common Stock at a purchase price of $67.00 per share in the Offering for investment purposes. Following the Offering and the Purchase, Celgene beneficially owns 1,374,599 shares of Common Stock and Celgene shares beneficial ownership of an aggregate of 6,718,433 shares of Common Stock, collectively representing approximately 12.1% of the shares of Common Stock outstanding as of January 23, 2018, which includes (a) 48,617,989 shares of Common Stock outstanding as of September 30, 2017, as reported by Agios in its prospectus filed with the Commission on January 18, 2018, and (b) 7,089,553 shares of Common Stock issued by Agios in the Offering.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated as follows:

On January 23, 2018, Agios completed the Offering and Celgene completed the Purchase. Following the Offering and the Purchase, Celgene beneficially owns 1,374,599 shares of Common Stock and Celgene shares beneficial ownership of an aggregate of 6,718,433 shares of Common Stock, collectively representing approximately 12.1% of the shares of Common Stock outstanding as of January 23,2018, which includes (a) 48,617,989 shares of Common Stock outstanding as of September 30, 2017, as reported by Agios in its prospectus filed with the Commission on January 18, 2018, and (b) 7,089,553 shares of Common Stock issued by Agios in the Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

In connection with the Offering, Celgene and the underwriters of the Offering entered into a letter agreement (the “Lock-up Agreement”), pursuant to which Celgene agreed not to, among other things, offer, pledge, sell or transfer any Agios securities for a period of 60 days after the date of the final prospectus relating to the Offering without the consent of the underwriters of the Offering, subject to certain limited exceptions.

A copy of the Form of Lock-up Agreement is filed as an exhibit to this Amendment and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 7 – Form of Lock-up Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE SWITZERLAND LLC

Date: January 23, 2018	By:	/s/ Kevin Mello
Kevin Mello
Manager

CELGENE EUROPEAN INVESTMENT COMPANY LLC

Date: January 23, 2018	By:	/s/ Kevin Mello
Kevin Mello
Manager

CELGENE ALPINE INVESTMENT CO., LLC

Date: January 23, 2018	By:	/s/ Kevin Mello
Kevin Mello
Manager

CELGENE CORPORATION

Date: January 23, 2018	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and
Chief Financial Officer

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth below. The business address of each director and executive officer is c/o 86 Morris Avenue, Summit, New Jersey 07901. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

CELGENE CORPORATION — BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment

Robert J. Hugin Executive Chairman	Executive Chairman of Celgene Corporation

Mark J. Alles Chief Executive Officer	Chief Executive Officer of Celgene Corporation

Richard W. Barker, D.Phil. Director (Citizen of the United Kingdom)	Director of the Centre for Accelerating Medical Innovations; Chairman of the Health Innovation Network of South London, UK; Chairman of International Health Partners; Chairman of Image Analysis Group

Michael W. Bonney Director	Formerly Chief Executive Officer and a director of Cubist Pharmaceuticals Inc.; Chairman of the Board of Alnylam Pharmaceuticals, Inc.; member of the Board of Directors of Global Blood Therapeutics, Inc.; Trustee of the Tekla complex of life sciences and dedicated funds; Board of Trustee Chair of Bates College

Michael D. Casey Director	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc.; Director of Abaxis, Inc.

Carrie S. Cox Director	Chairman of the Board of Directors and Chief Executive Officer of Humacyte, Inc.; member of Board of Directors of Texas Instruments; member of Board of Directors of Cardinal Health, Inc.

Michael A. Friedman, M.D. Director	Emeritus Chief Executive Officer of City of Hope; member of Board of Directors of MannKind Corporation; member of Board of Directors of Smith & Nephew plc; member of the Board of Directors of Intuitive Surgical, Inc.; member of Board of Trustees of Tulane University

Julia A. Haller, M.D. Director	Ophthalmologist-in-Chief of the Wills Eye Hospital, Philadelphia, PA; Professor and Chair of the Department of Ophthalmology at Jefferson Medical College of Thomas Jefferson University and Thomas Jefferson University Hospitals

Gilla Kaplan, Ph.D. Director	Director of the Global Health Program, Tuberculosis, at the Bill and Melinda Gates Foundation

James J. Loughlin Director	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP; member of Board of Directors of each of Edge Therapeutics, Inc.

Ernest Mario, Ph.D. Director	Chairman of the Board of each of Soleno Therapeutics Inc. (formerly Capnia, Inc.) and Chimerix Inc.; member of the Board of Directors of Tonix Pharmaceutical Holding Corp.

CELGENE CORPORATION — EXECUTIVE OFFICERS

Name	Title

Robert J. Hugin	Executive Chairman

Mark J. Alles	Chief Executive Officer

Peter N. Kellogg	Executive Vice President and Chief Financial Officer

Scott A. Smith	President and Chief Operating Officer

Terrie Curran	President, Inflammation & Immunology

Rupert Vessey	President, Research and Early Development

Nadim Ahmed	President, Hematology & Oncology

Gerald Masoudi	Executive Vice President, General Counsel and Corporate Secretary

CELGENE SWITZERLAND LLC

Name	Present Principal Occupation or Employment

Kevin Mello (Citizen of Bermuda)	Manager of Celgene Switzerland LLC

CELGENE EUROPEAN INVESTMENT COMPANY LLC

Name	Present Principal Occupation or Employment

Kevin Mello (Citizen of Bermuda)	Manager of Celgene European Investment Company LLC

CELGENE ALPINE INVESTMENT CO., LLC

Name	Present Principal Occupation or Employment

Kevin Mello (Citizen of Bermuda)	Manager of Celgene Alpine Investment Co., LLC